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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                         TRUE NORTH COMMUNICATIONS, INC.

                                (Name of Issuer)

                   Common Stock, Par Value $.33-1/3 Per Share

                         (Title of Class of Securities)

                                   897844 10 6

                                 (CUSIP Number)

                              Seth A. Kaplan, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                              New York, N.Y. 10019
                                  212-403-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 1998

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /
                                Page 1 of 6 Pages
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CUSIP No. 897844 10 6                 13D                   Page 2 of 6 Pages
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1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person
         Publicis S.A.

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2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                       (a) / /
                                                                  (b) / /
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3        SEC Use Only

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4        Sources of Funds (See Instructions)

         OO

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5        Check Box if Disclosure of Legal Proceedings is Required Pursuant

         to Item 2(d) or 2(e)                                         / /

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6        Citizenship or Place of Organization
         France

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    Number of Shares          7       Sole Voting Power

                                      4,658,000

                         -------------------------------------------------------
 Beneficially Owned by        8       Shared Voting Power

                                      0

                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      4,658,000

                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power

                                      0

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,658,000

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                        / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         10.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
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CUSIP NO. 000M149501                  13D                     Page 2 of 6 Pages
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1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person
         Publicis Communication

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (See Instructions)                                          (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)

         OO

--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant

         to Item 2(d) or 2(e)                                      / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         France

--------------------------------------------------------------------------------
    Number of Shares          7       Sole Voting Power

                                      4,658,000

                         -------------------------------------------------------
 Beneficially Owned by        8       Shared Voting Power

                                      0

                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      4,658,000

                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power

                                      0

--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,658,000

--------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                           / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         10.6%

--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO

--------------------------------------------------------------------------------
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         This Amendment No. 14 to Schedule 13D (the "Amendment") with respect to
True North Communications, Inc., a Delaware corporation (the "Issuer"), amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 30, 1989, as amended to date, by Publicis S.A. ("Publicis") and Publicis Communication ("Communication"), each a societe anonyme organized under the laws of France. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 5(A). INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Schedule 13D is hereby amended to read as follows:

         (a) As of the close of business on February 11, 1998, Publicis and Communication beneficially owned 4,658,000 shares of common stock of the Issuer. Such 4,658,000 shares of common stock represented approximately 10.6% of the outstanding shares of the Issuer, based on information reported by the Issuer in the Registration Statement on Form S-4 (the "Form S-4") filed with the Commission on November 26, 1997, and in the Current Report on Form 8-K (the "Form 8-K") filed with the Commission on January 14, 1998. As reported on the Form S-4, approximately 43,898,674 shares of common stock of the Issuer would be outstanding upon consummation of the merger (the "Merger") between the Issuer and Bozell, Jacobs, Kenyon & Eckhardt, Inc. As reported on the Form 8-K, the merger was completed on December 30, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby supplemented as follows:

         On February 11, 1998, Communication sent a letter to the Issuer, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibit is filed herewith:

         Exhibit A - Letter from Communication to the Issuer dated February 11, 1998.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 12, 1998                    PUBLICIS S.A.

                                             By:   /s/  Maurice Levy
                                                 -------------------------------
                                                 Maurice Levy
                                                 President of Directoire and
                                                 Chief Executive Officer

                                             PUBLICIS COMMUNICATION

                                             By:   /s/  Jean-Paul Morin
                                                 -------------------------------
                                                 Jean-Paul Morin
                                                 Secretaire General

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